June 3, 2011
VIA EDGAR AND
FACSIMILE
Mellissa Campbell Duru
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-0303

Re:	CNA Surety Corporation Schedule TO-T/A filed by Surety Acquisition Corporation, Continental Casualty Company and The Continental Corporation (the “CNA Group”) Filed May 27, 2011 File No. 005-51709

Schedule 13e-3 filed by the CNA Group and CNA Surety Corporation and Loews Corporation Filed May 11, 2011 File No. 005-51709
Dear Ms. Duru:
     On behalf of the CNA Group and Loews Corporation (“Loews”) we are providing the following responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated June 1, 2011, relating to the Schedule TO-T/A filed by the CNA Group on May 27, 2011 and the Schedule 13E-3 filed by the CNA Group, CNA Surety Corporation (“CNA Surety”) and Loews on May 11, 2011 in connection with Surety Acquisition Corporation’s offer to purchase all of the outstanding shares of CNA Surety not currently owned by CNA Financial Corporation (“CNA Financial”) or any of its subsidiaries. For convenience of reference, we have set forth the text of the staff’s comments below in bold. Capitalized terms used and not defined

Securities and Exchange Commission
June 3, 2011

herein have the meanings assigned to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO-T.
In response to the staff’s comments, the CNA Group is transmitting via EDGAR for filing Amendment No. 3 to the Schedule TO-T and the CNA Group, Loews and CNA Surety are transmitting Amendment No. 1 to the Schedule 13E-3.
Schedule 13e-3
1.	The Schedule 13e-3 does not incorporate the most recently filed amendments to Schedule TO. Please file an amendment to Schedule 13e-3 to incorporate the amended disclosure documents each time updated information is included in an amended Schedule TO.
In response to the staff’s comments, the CNA Group, Loews and CNA Surety are transmitting via EDGAR Amendment No. 1 to the Schedule 13E-3. The CNA Group and Loews also acknowledge the staff’s request that an amendment to the Schedule 13E-3 be filed each time updated information is included in an amended Schedule TO and confirm that further amendments to the Schedule 13E-3 will be filed in the event that updated information is subsequently included in an amended Schedule TO.
2.	We note your response to prior comment 1. As done in your response, revise to clarify in your next amendment that the exhibit is incorrectly dated but consists of the same materials referenced in the Offer to Purchase.
In response to the staff’s comments, the disclosure under Item 16 of the Schedule 13E-3 and the disclosure on page 15 of the Offer to Purchase has been revised.
3.	In your response to prior comment 3 and in the Offer to Purchase, you include ambiguous statements regarding the status of Loews as a filing person for Schedule 13e-3. By virtue of Loews filing the Schedule 13e-3, it has acknowledged its status as a filing person. As such, it is inappropriate to imply in your disclosure that Loews could “arguably be considered” or “in the case of Loews,... may be required” to comply with the disclosure requirements set forth in Rule 13e-3. Revise to clarify without qualification throughout that Loews is a filing person for purposes of Schedule 13e-3.
In response to the staff’s comments, the disclosure on page 6 of the Offer to Purchase under the heading “Introduction”, the disclosure on page 13 of the Offer to Purchase under the heading “Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” and the disclosure on page 14 of the Offer to Purchase under the heading “Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger” has been revised.

Securities and Exchange Commission
June 3, 2011

Exhibit (a)(1)(i)
Special Factors, page 9
Background, page 9
4.	We partially reissue prior comment 3. In your response to prior comment 2, you indicate that management of CNA Financial also discussed the offer with, and provided updates to, the management of Loews. Revise the background discussion to provide details regarding when these discussions occurred, the material items discussed relating to the terms of the transaction or alternatives being considered and the persons (including any advisors) who were present.
In response to the staff’s comments, the disclosure on pages 9, 11 and 12 of the Offer to Purchase under the heading “Background” has been revised.
5.	We partially reissue prior comment 3. Please revise to discuss the benchmarking analysis provided to CNA Financial Group by its financial advisor. We note that required disclosure of the background leading up to the transaction, inclusive of the reasons for engaging in the going private transaction is a separate and distinct requirement from the disclosure requirement regarding the fairness of the transaction. Please separately address how CNA Financial Group considered the benchmarking presentation. Refer generally to Item 7 of Schedule 13e-3 and corresponding Item 1013 (b) and (c) of Regulation M-A.
In response to the staff’s comments, the disclosure on page 11 of the Offer to Purchase under the heading “Background” has been revised.
Position of the CNA Financial Group..., page 14
6.	We partially reissue prior comment 5. Further to our comment 3 above regarding the removal of qualifying and ambiguous language, please revise the SCH TO-T/A to state, without qualification, why each filing party is undertaking the going private transaction at this time. In this regard, we note the ambiguous language in the amended Schedule TO filed on May 27, 2011 under the third revision.
In response to the staff’s comments, the disclosure on page 13 of the Offer to Purchase under the heading “Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” has been revised.
7.	We partially reissue prior comments 7 and 9. Please revise to clarify that the CNA Financial Group expressly adopts the analyses in the Schedule 14D-9, as amended. We remind you that if the analyses adopted by CNA Financial Group does not address certain factor(s) listed in Instruction 2 to Item 1014 that were considered by CNA Financial Group, then CNA Financial Group is required to

Securities and Exchange Commission
June 3, 2011

provide a reasonably detailed discussion of its own consideration of such factor(s). For example, although the Special Committee’s analyses did not consider the going concern value of CNA Surety, you disclose that CNA Financial Group assessed the fairness of the transaction in relation to “the going-concern value of CNA Surety on a stand-alone basis.” Revise to provide a reasonably detailed discussion of this factor given its apparent relevance to the CNA Financial Group.
In response to the staff’s comments, the disclosure on page 15 of the Offer to Purchase under the heading “Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger” has been revised.
8.	We reissue prior comment 10. Please disclose the ratio of earnings to fixed charges as required by Item 1010 (c) of Regulation M-A. Please note that the cross reference to which you refer in your response does not eliminate the disclosure requirements specified in Schedule 13e-3.
In response to the staff’s comments, the disclosure on page 49 of the Offer to Purchase under the heading “Selected Financial Information” has been revised.
* * * * * * * *
Attached hereto as Exhibit A is the written acknowledgement requested by the staff.
Please call Gary Horowitz at (212) 455-7113 or Christopher May at (212) 455-7572 with any additional questions you may have or if you wish to discuss the above responses.

Very truly yours,

/s/ Gary Horowitz

Gary Horowitz

cc:	Jonathan Kantor, Esq. Stathy Darcy, Esq.

EXHIBIT A
ACKNOWLEDGEMENT
     Each of the undersigned acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SURETY ACQUISITION CORPORATION

By:	/s/ Jonathan D. Kantor Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION

By:	/s/ Jonathan D. Kantor Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY

By:	/s/ Jonathan D. Kantor Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION

By:	/s/ Jonathan D. Kantor Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION

By:	/s/ Gary W. Garson Gary W. Garson
Senior Vice President, General Counsel and Secretary